SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For November 1 to November 30, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 8 pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NICE Systems Wins Two Large Contracts Worth $9.7 Million. Dated November 16, 2004

  Press Release: NICE Perform(TM) Receives National Media Coverage on CNBC. Dated November 22, 2004

  Press Release: Sutherland India Expands NICE Implementations to Two New VoIP Call Centers. Dated November 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: December 7, 2004

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NICE Systems Wins Two Large Contracts Worth $9.7 Million

Ra`anana, Israel, November 16th, 2004 - NICE Systems (NASDAQ: NICE) a global provider of advanced solutions that enable organizations to extract the value hidden within multimedia interactions to drive performance today announced that it has won two large contracts for the supply of advanced security solutions to two leading government agencies in EMEA, including a replacement of a competitor`s existing system.  The initial size of these two contracts is $9.7M, and implementation is expected to be completed during the next 12 months.

NICE security solutions enable government agencies to fight terrorism, crime and other threats to national security more effectively.

"We`re very pleased with these significant new contracts, which confirm our strong position in the security market" said Yoav Zaltzman, corporate vice president at NICE. "We are delighted to see ever-growing demand for our solutions around the world."

About NICE

NICE Systems is the global provider of advanced solutions that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world`s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Vivian Cohen-Leisorek	NICE Systems Vivian.cohen@nice.com	972-9-775-3142
Investors
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE Perform(TM) Receives National Media Coverage on CNBC

Solution Recognized for Uniquely Enabling Enterprises to Extract Valuable Business Information

Ra`anana, Israel, November 22, 2004 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance was featured on CNBC`s `Closing Bell`, on November 19th, in a segment that focuses on new and leading technologies.

The November 19th broadcast offered viewers not only a wrap-up of the trading day, but also insights into the latest in cutting edge business solutions.  The segment in which NICE was featured provided an audience of millions of viewers with an in-depth focus on NICE Perform(TM), a fully-integrated suite of solutions that provides multi-dimensional analytics that offer innovative ways for organizations to drive business performance.

The program segment highlighted the quantifiable benefits of NICE Perform, where it captures and analyzes vital unstructured multimedia interactions, such as telephone calls, and then utilizes multi-dimensional analytics for proactive decision making and strategic planning.  It was noted that with features such as automatically spotting pre-defined key words and phrases, or through the detection of emotion in the voices of the agent or customer, organizations are empowered with unprecedented capacity for gathering critical information that can be utilized to better understand customer intent and behavior.  Coverage also included a detailed customer testimonial and a demonstration of the solution in action.

"We are very happy to have received such noteworthy recognition of market leadership and innovation," said Haim Shani, President and CEO, NICE Systems Ltd.  "The prominence received on CNBC`s well-regarded program constitutes further affirmation that our solution offers unmatched business value for improving cost-effectiveness and overall performance at the enterprise level. "

To see a clip of the CNBC segment please visit our website at www.nice.com.

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security. NICE has more than 15,000 customers in over 100 countries, including the world's top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745
Investors
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities a and Exchange Commission.

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Sutherland India Expands NICE Implementations to Two New VoIP Call Centers

Ra`anana, Israel, November 29, 2004 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that leading Indian outsourcer Sutherland, a user of NICE's advanced solutions, has decided to increase its number of NICE implementations by placing an order for the company`s VoIP contact center solution, which will be utilized in two separate sites in Bombay and Chennai.  This order is the latest in a series of contracts and reinforces the growing market acceptance and leadership of NICE`s suite of solutions for VOIP environments.

Serving dozens of Fortune 100 Companies, Sutherland needed a solution that would maintain and increase their call center quality standards, reduce attrition, and lower costs.  They also required a solution that would seamlessly integrate with sites operating in a hybrid (VoIP and TDM) environment.

The NICE solution will enable Sutherland to provide the companies it serves timely insight from their outsourced customer interactions, thereby driving performance by further increasing quality levels, and by lowering training and hiring expenses.

NICE will also help maintain a low total cost of ownership by seamlessly integrating with the Avaya and Nortel VoIP environments used by Sutherland, and by providing centralized administration from a single site.

"At Sutherland, we strive to provide exceptional contact center performance and quality of service in a highly cost effective model," said KS Kumar, VP Operations of Sutherland Inc. "The NICE solutions go beyond our IT and customer care requirements to provide insights that enable us, and our renowned list of customers, to turn interactions into tangible means of improving the business."

"We are happy to continue to extend our relationship with Sutherland," said Doron Ben Sira, President, NICE APAC Ltd. "This is direct result of our strong VoIP technologies and added proof of our strong market leadership in APAC. We are committed to continue providing integrated solutions and services that exceed the complex demands of call centers worldwide."

About Sutherland

Sutherland Global Services, Inc. is a premier customer management company with 19 years of practitioner heritage in Business Process Outsourcing. Sutherland helps Fortune 1000 clients design and build front-office and back-office operations. Their tightly integrated services include Process Consulting, Technology Support and Help Desk services, Customer Care and Account Management. Sutherland`s proven delivery methodology and operational expertise ensure that it consistently meets client business goals.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security. NICE has more than 15,000 customers in over 100 countries, including the world's top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Selene Lo	NICE Systems Selene.lo@nice.com
Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745
Investors
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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